Exhibit a(1)(I)

FOR IMMEDIATE RELEASE

Savient Pharmaceuticals Announces Final Results of

“Modified Dutch Auction” Tender Offer

EAST BRUNSWICK, N.J. (September 18, 2006)– Savient Pharmaceuticals, Inc. (NASDAQ: SVNT) announced the final results of its “modified Dutch Auction” tender offer which expired at 9:00 a.m. New York City time on September 12, 2006.

Savient has accepted for purchase 10,000,000 shares of its common stock at a price of $6.80 per share, including all “odd lots” properly tendered and not properly withdrawn at or below the $6.80 purchase price. These shares represent approximately 16.2% of Savient’s outstanding shares. Savient has been informed by American Stock Transfer and Trust Company, the depositary for the tender offer, that the final proration factor for the tender offer was 79.99%.

Based on the final count by the depositary for the tender offer (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 12,499,839 shares of common stock were properly tendered and not properly withdrawn at or below the purchase price of $6.80 per share.

The depositary will promptly issue payment for the shares accepted in the tender offer. Any shares properly tendered and not properly withdrawn, but not purchased due to proration or conditional tenders, will be returned promptly to stockholders by the depositary.

Following completion of the tender offer, Savient will have approximately 51,906,357 shares of common stock outstanding.

The Dealer Manager for the tender offer is Citigroup Global Markets Inc. The Information Agent for the tender offer is MacKenzie Partners, Inc.

About Savient Pharmaceuticals, Inc.

Savient Pharmaceuticals is a specialty pharmaceutical company engaged in developing, manufacturing and marketing pharmaceutical products that address unmet medical needs in both niche and broader markets. The Company's lead product development candidate, Puricase® (PEG-uricase) for treatment failure gout, has reported positive Phase 1 and 2 clinical data; patient dosing in Phase 3 clinical studies began in June 2006. Savient's experienced management team is committed to advancing its pipeline and expanding its product portfolio by in-licensing late-stage compounds and exploring co-promotion and co-development opportunities that fit the Company's expertise in specialty pharmaceuticals and initial focus in rheumatology. Savient also markets Oxandrin® (oxandrolone, USP) in the U.S. Puricase is a registered trademark of Mountain View Pharmaceuticals, Inc. Further information on Savient can be accessed by visiting: www.savientpharma.com.

Company Contact:	Contacts:
Jack Domeischel	Lippert/Heilshorn & Associates
Vice President	Kim Sutton Golodetz
Investor Relations, Corporate Communications	kgolodetz@lhai.com
(732) 565-4716	Anne Marie Fields
jdomeischel@savientpharma.com	afields@lhai.com
(212) 838-3777

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